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                                                                   Exhibit 99.30

POINTS INTERNATIONAL LTD.

HBC REWARDS LAUNCHES ON POINTS.COM
New Agreement Offers Dozens of New Opportunities for Over 8.5 Million Hbc Reward Members

TORONTO, (Date) - POINTS INTERNATIONAL LTD. (TSX: PTS), owner and operator of Points.com, the world's leading reward management portal, is pleased to announce an agreement with Hudson's Bay Company (Hbc) to provide Hbc Rewards members with the opportunity to swap Hbc Rewards with dozens of other reward and gift certificate programs on Points.com.

"We are thrilled to have Canada's oldest corporation as a member of Points.com," said Rob MacLean, CEO of Points International Ltd. "This further enhances our relationship with Hbc and provides their Rewards members with numerous new redemption opportunities." In addition to joining Points.com, Hbc utilizes Points.com Business Solutions technology to facilitate the sale of loyalty program currencies to corporate customers.

"This partnership will allow our 8.5 million members the chance to accumulate points faster and provide them with the broadest selection of goods and services available for redemption,' said Steve Allmen, General Manager, Hbc Rewards. "This partnership further strengthens the benefits of Hbc's rewards program for our customers."

Hbc operates one of the country's largest loyalty programs. Members have a wide variety of options for redeeming points, including instant redemption for Hbc gift cards or hundreds of items from the Hbc Rewards catalogue. Information about the program and available merchandise can be found on Hbc's Web site, www.hbc.com.

ABOUT POINTS INTERNATIONAL LTD.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management portal. At Points.com consumers can Swap miles and points between reward programs so that they can Get More Rewards, Faster(TM). Points.com has attracted over 25 of the world's leading reward programs including Delta SkyMiles(R), eBay Anything Points(TM), American Airlines AAdvantage(R) program, S&H greenpoints, Cendant TripRewards(R), Starbucks, Asia Miles(R), and Intercontinental Hotels Group's Priority Club(R) Rewards.

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Website: http://www.points.com /

ABOUT THE HUDSON'S BAY COMPANY (HBC)

Hudson's Bay Company, established in 1670, is Canada's largest department store retailer and oldest corporation. The Company provides Canadians with the widest selection of goods and services available through retail channels that include 550 stores led by the Bay, Zellers and Home Outfitters chains. Hudson's Bay Company is one of Canada's largest employers with 70,000 associates and has operations in every province in Canada.

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Source: Points International Ltd (TSX Exchange: PTS)

For investor relations:
Steve Yuzpe, CFO, Points International, +1 416 596-6382, steve.yuzpe@points.com

For partnerships and other inquiries:
Christopher Barnard, President, Points International, +1 416 596-6381, christopher.barnard@points.com